FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Warner, Donna M	2. Date of Event Requiring Statement Month/Day/Year March 10, 2003	4. Issuer Name and Ticker or Trading Symbol Norstan, Inc - (NASDAQ: NRRD)
(Last) (First) (Middle) 5101 Shady Oak Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) VP-Communications Technology Channel Partner Development	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Minnetonka, MN 55343			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	7,711	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option	(1)	6/9/09	Common Stock	500	$11.44	D
Employee Stock Option	(2)	12/14/09	Common Stock	50	$5.62	D
Employee Stock Option	(3)	1/6/10	Common Stock	6,000	$5.73	D
Employee Stock Option	(4)	5/24/10	Common Stock	10,000	$5.09	D
Employee Stock Option	(5)	3/20/11	Common Stock	3,000	$1.11	D
Employee Stock Option	(6)	6/13/12	Common Stock	3,000	$5.65	D
Employee Stock Option	(7)	6/13/12	Common Stock	1,750	$5.65	D
Employee Stock Option	(8)	2/17/13	Common Stock	10,000	$3.10	D

Explanation of Responses:

(1) The options vests in four equal annual installments beginning June 9, 2000.
(2) The option vests fully upon issuance
(3) The option vests in three equal annual installments beginning January 6, 2001.
(4) The option vests in three equal annual installments beginning May 24, 2001.
(5) The option vests 50% upon grant, 25% per year beginning March 20, 2002.
(6) The option vests in three equal annual installments beginning June 13, 2003.
(7) The option vests 34% upon grant, 33% per year beginning June 13, 2003.
(8) The option vests in three equal annual installments beginning February 18, 2004.

By: /s/ Donna M. Warner **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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